Exhibit 3.1
AMENDMENT NO. 3 TO
FIRST AMENDED AND RESTATED AGREEMENT OF
LIMITED PARTNERSHIP
OF
CINER RESOURCES LP
April 28, 2017
This Amendment No. 3 (this “Amendment”) to the First Amended and Restated Agreement of Limited Partnership of Ciner Resources LP (the “Partnership”), dated as of September 18, 2013 (as amended by Amendment No. 1 thereto, dated as of May 2, 2014, as further amended by Amendment No. 2 thereto, dated as of November 5, 2015, the “Partnership Agreement”) is hereby adopted effective as of April 28, 2017 by Ciner Resource Partners LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein have the respective meanings given to such terms in the Partnership Agreement. Each reference to “hereof,” ‘herein,” “hereunder,” “hereby” and “this Agreement” in the Partnership Agreement shall, from and after the effective date of this Amendment, refer to the Partnership Agreement as amended by this Amendment.
WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests in any material respect (except as otherwise permitted by the Partnership Agreement);
WHEREAS, Section 13.1(d)(ii)(A) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that, in the discretion of the General Partner, is necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act);
WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests in any material respect; and
WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(ii)(A) of the Partnership Agreement, the General Partner has determined that the following amendment to Section 9.3 of the Partnership Agreement is necessary or advisable to satisfy certain requirements, conditions or guidelines contained in the Code and the Treasury Regulations promulgated thereunder.
NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:
Section 1. Amendments.
(a) Section 6.1(d)(iii)(B) of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“(B)     After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated (1) to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this Section 6.1(d)(iii)(B) for the current taxable period and all previous taxable periods is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 60 days after the end of the current taxable period; and (2) to the General Partner an amount equal to the product of (aa) an amount equal to the quotient determined by dividing (x) the General Partner’s Percentage Interest by (y) the sum of 100 less the General Partner’s Percentage Interest times (bb) the sum of the amounts allocated in clause (1) above.”
(b) Section 6.3(a) of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“(a) Within 60 days following the end of each Quarter, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” All distributions required to be made under this Agreement shall be made subject to Sections 17-607 and 17-804 of the Delaware Act and other applicable law, notwithstanding any other provision of this Agreement.”
(c) Section 9.3 of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“Section 9.3     Tax Controversies. Subject to the provisions hereof, the General Partner is designated as the “tax matters partner” (as defined in Section 6231(a)(7) of the Code as in effect prior to the enactment of the Bipartisan Budget Act of 2015) and the “partnership representative” (as defined in Section 6223 of the Code following the enactment of the Bipartisan Budget Act of 2015) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. In its capacity as “partnership representative,” the General Partner shall exercise, in its sole discretion, any and all authority of the “partnership representative” under the Code, including, without limitation, (i) binding the Partnership and its Partners with respect to tax matters and (ii) determining whether to make any available election under Section 6226 of the Code. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings. Notice of or updates the regarding tax controversies shall be deemed conclusively to have been given to or made by the General Partner to the Partners if the Partnership has either (a) filed the information for which notice is required with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such information is publicly available on such system or (b) made the information for which notice is required available on any publicly available website maintained by the Partnership, whether or not such Partner remains a Partner in the Partnership at the time such information is made publicly available.”
Section 2. Ratification of Partnership Agreement. Except as expressly modified and amended herein, the Partnership Agreement shall remain unchanged and in full force and effect.
Section 3. Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.
Section 4. Severability. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.
[Signature page follows]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first above written.

CINER RESOURCES LP

By:	Ciner Resource Partners LLC,
its General Partner

By:	/s/ Nicole C. Daniel
Name:	Nicole C. Daniel
Title:	Vice President, General Counsel and Secretary